UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

UBIQUITI NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90347A 100

(CUSIP Number)

February 13, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90347A 100
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Robert J. Pera
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 56,278,181
(6) Shared Voting Power 0
(7) Sole Dispositive Power 56,278,181
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 56,278,181
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 79.8%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

UBIQUITI NETWORKS, INC.

(b)	Address of Issuer's Principal Executive Offices

685 Third Avenue, 27th Floor, New York, NY 10017

Item 2.

(a)	Name of Person Filing

Robert J. Pera

(b)	Address of Principal Business Office or, if none, Residence

685 Third Avenue, 27th Floor, New York, NY 10017

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

90347A 100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

(a)	Amount beneficially owned:

As of the close of business on February 13, 2019, Mr. Pera beneficially owned 56,278,181 shares of Common Stock. As previously disclosed, Mr. Pera has entered into arrangements under which he has pledged up to 25% of the shares of Common Stock that he beneficially owns to secure loans with financial institutions. Upon an event of default under the loan facilities, the lenders thereto have the right to receive dividends and direct the proceeds of a sale of the Common Stock.

(b)	Percent of class:

79.8%, based on 70,522,086 shares of Common Stock outstanding as of February 5, 2019 as disclosed in Ubiquiti Networks, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

56,278,181 shares

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

56,278,181 shares

(iv)	Shared power to dispose or to direct the disposition of

0 shares

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2019

By:	/s/ Robert J. Pera
Name: Robert J. Pera